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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43882

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GBM International, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Post Oak Blvd., Suite 1110
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Nunn — 713-745-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Easley, Endres, Parkhill & Brackendorff, P.C.
(Name – *if individual, state last, first, middle name*)

1333 W. Loop South, Suite 1400	Houston	Texas	77027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Nunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GBM International, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public


DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 01, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Financial Statements and Supplemental Information

December 31, 2006

CONTENTS

EASLEY, ENDRES, PARKHILL
& BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

February 13, 2007

Board of Directors
GBM INTERNATIONAL, INC. (A WHOLLY-OWNED
SUBSIDAIRY OF PORTFOLIO INVESTMENTS, INC., WHICH
IS WHOLLY-OWNED BY GBM GRUPO BURSATIL MEXICANO
S.A. DE C.V., CASA DE BOLSA)

We have audited the accompanying statement of financial condition of GBM INTERNATIONAL, INC. as of December 31, 2006, and the related statement of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBM INTERNATIONAL, INC. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Easley, Endres, Parkhill
+ Brackendorff, P.C.

1333 West Loop South
Suite 1400
Houston, TX 77027
Phone: 713.622.0016
Fax: 713.622.5527

GBM INTERNATIONAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 14,718
Accounts receivable	8,329
Deposits held by clearing brokers, restricted	209,647
Receivable from nonaffiliated brokers and dealers	827,192
Receivable from affiliates	1,017,020
Receivable from employees	10,250
Securities owned - marketable, at market value	9,237
TOTAL CURRENT ASSETS	2,096,393
Property and equipment, net	107,070
Other assets	25,556
TOTAL NON-CURRENT ASSETS	132,626
TOTAL ASSETS	$ 2,229,019

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued liabilities	$ 105,477
Federal income taxes payable to affiliate	390,603
TOTAL CURRENT LIABILITIES	496,080
LONG-TERM LIABILITIES	
Deferred income taxes, net	11,507
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY	
Common stock, no par value; 1,000 shares authorized; 725 shares issued and outstanding	7,495,035
Accumulated deficit	(5,773,603)
TOTAL STOCKHOLDERS' EQUITY	1,721,432
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,229,019

The accompanying notes are an integral part of these financial statements.

GBM INTERNATIONAL, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Net dealer inventory and investment gain	$ 2,418,713
Commission income	2,127,700
Interest and dividend income	33,776
Other income	217,347
TOTAL REVENUES	$ 4,797,536
EXPENSES	
Employee compensation and benefits	1,396,828
Clearing, execution and commission fees	1,079,595
Research and terminal usage fees	318,636
General and administrative	421,757
Professional fees	219,319
Interest expense	193,364
Depreciation expense	23,620
TOTAL EXPENSES	3,653,119
INCOME BEFORE INCOME TAX EXPENSE	1,144,417
INCOME TAX EXPENSE	393,805
NET INCOME	$ 750,612

The accompanying notes are an integral part of these financial statements.

GBM INTERNATIONAL, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Shares	Common Stock	Accumulated Deficit	Total
BALANCE AT DECEMBER 31, 2005	725	$ 7,495,035	$ (6,524,215)	$ 970,820
Net income	-0-	-0-	750,612	750,612
BALANCE AT DECEMBER 31, 2006	725	$ 7,495,035	$ (5,773,603)	$ 1,721,432

The accompanying notes are an integral part of these financial statements.

GBM INTERNATIONAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 750,612
Adjustments to reconcile net income to cash provided by operating activities:	
Unrealized loss on securities owned - marketable	1,938
Depreciation	23,620
Deferred income taxes	3,202
Changes in operating assets and liabilities	
Accounts receivable	(8,329)
Receivable from nonaffiliated brokers and dealers	(345,274)
Receivable from affiliates	(806,385)
Receivable from employees	29,600
Other assets	9,467
Accounts payable and accrued liabilities	(81,105)
Federal income taxes payable	323,668
NET CASH PROVIDED BY OPERATING ACTIVITIES	(98,986)
CASH FLOWS FROM INVESTING ACTIVITIES	
Deposits held by clearing brokers, restricted	90,353
NET CASH PROVIDED BY INVESTING ACTIVITIES	90,353
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,633)
CASH AND CASH EQUIVALENTS, beginning of year	23,351
CASH AND CASH EQUIVALENTS, end of year	$ 14,718
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Interest paid	$ 193,364
SUPPLEMENTAL DISCLOSURE OF NON-CASH OPERATING AND INVESTING ACTIVITIES:	
Leasehold improvements obtained as office lease incentive	$ -0-

The accompanying notes are an integral part of these financial statements.

GBM INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

GBM INTERNATIONAL, INC. ("International" or the "Company") was incorporated for the purpose of serving as an introducing broker-dealer as an agent to its customers and to conduct certain investment banking activities. International is a wholly-owned subsidiary of Portfolio Investments, Inc. ("PI"), which is a wholly-owned subsidiary of GBM Grupo Bursatil Mexicano S.A. de C.V., Casa De Bolsa ("GBM Mexico"). International is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). International is also registered with the Commodity Futures Trading Commission as an introducing broker and is a member of the National Futures Association. International executes securities trades for customers as a principal and agent, futures trades as agent, and securities trading for its own account. All customer securities and futures transactions are cleared on a fully disclosed basis through unaffiliated broker-dealers. Accordingly, International does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

Cash and cash equivalents

For the purposes of the statement of cash flows, International considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Deposits held by clearing brokers

Under the terms of the Clearing Agreements between International with ADP Clearing & Outsourcing Services, Inc. ("ADP") and Neuberger Berman, LLC ("Neuberger"), International is required to maintain a certain level of cash on deposit with ADP and Neuberger which amounted to $209,647 at December 31, 2006. Should ADP or Neuberger suffer a loss due to a failure of International's customer to complete a transaction, International is required to indemnify ADP or Neuberger to the extent of such loss. As of December 31, 2006, there were no amounts owed to these clearing brokers nor did International incur a loss during the year ended December 31, 2006 due to a customer's failure to complete a transaction.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Receivable from nonaffiliated brokers and dealers

Receivables from brokers, dealers, and clearing organizations may include amounts receivable for securities failed to deliver, certain deposits for securities borrowed, amounts receivable from clearing organizations relating to open transactions, good-faith and margin deposits, and commissions receivable.

Securities Transactions

Securities owned and securities sold, not yet purchased are valued at market value. Unrealized gain or loss from marking securities owned and securities sold, not yet purchased to market value is included in income under the caption net dealer inventory and investment gain.

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities and derivatives are computed using the first-in, first-out method. Substantially all of the net dealer inventory and investment gain relate to security positions in companies domiciled in Mexico and South America.

Property and equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided using accelerated methods over estimated useful lives of the related assets ranging from 5-7 years. Leasehold improvements are depreciated over the remaining useful life of the lease. Maintenance and repairs are charged to operations as incurred.

Income Taxes

International's revenue and expenses are included in the consolidated Federal income tax return filed by PI. International's tax calculations are made as if International prepared a separate income tax return. Additionally, International may record a tax benefit, if such benefit can be utilized by PI in its consolidated return.

International uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in International's financial statements or would have been recognized in PI's consolidated tax return. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. International provides a valuation

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

Foreign currency transactions

As an agent, in the normal course of business, International enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in the period and are included in the caption net dealer inventory and investment gain. There were no net realized and unrealized foreign currency losses recorded in 2006. For the purposes of reporting cash flows, International has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

Fair value of financial instruments

Management has determined that the fair value of International's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of support and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties

Securities owned and securities sold, not yet purchased which are recorded at fair value have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of securities owned could have a significant impact on International's results of operations for any particular year.

NOTE 2: TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

Occasionally, International enters into securities transactions in Mexico which are cleared by GBM Mexico, an affiliated securities dealer domiciled in and regulated by the government of Mexico. However, there were no such transactions entered into during 2006. Additionally, International executes orders, either as principal or agent, on behalf of GBM Mexico. Commission and dealer income earned from GBM Mexico during the year ended December 31, 2006 was $863,308. Commissions receivable from GBM Mexico at December 31, 2006 were $19,698, and are recorded as receivable from affiliates.

Furthermore, International from time to time may enter into transactions with affiliates in the normal course of business which are recorded within receivable from or payable to affiliates. As of December 31, 2006, there was $995,960 receivable from affiliates, the majority of which arose as result of tax consequences of being a subsidiary of a consolidated group that files a consolidated Federal income tax return.

From time to time advances are made to employees by International. At December 31, 2006, a total of $10,250 of employee receivables remained outstanding.

NOTE 3: NET CAPITAL REQUIREMENTS

International is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. International is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17). At December 31, 2006, International had net capital, as defined, of $538,531, which was $438,531 in excess of the required minimum net capital of $100,000. International's ratio of aggregate indebtedness was 0.94-to1 at December 31, 2006. International is currently in compliance with these requirements.

International is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in Supplemental Schedule II.

GBM INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 4: SECURITIES

Marketable securities owned consisted of the following at December 31, 2006:

	Cost	Market
U.S. securities		
Corporate stocks	$ 3,300	$ 9,237

NOTE 5: PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following at December 31, 2006:

	Estimated Useful Lives	2006
Office equipment	5 years	$ 48,059
Vehicles	5 years	20,441
Leasehold improvements	lease term	85,813
Subtotal		154,313
Less: accumulated depreciation		(47,243)
		$ 107,070

NOTE 6: INCOME TAXES

Deferred income taxes reflect the net effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes. Deferred tax assets (liabilities) consist of the following at December 31, 2006:

	2005	Current Year Activity	Change in Valuation Allowance	2006
Unrealized gain (loss) on securities	$ (2,678)	$ 660	$ -	$ (2,018)
Depreciation	-	(16,208)		(16,208)
Deferred rent	(5,627)	(2,030)		(7,657)
Rent incentive	-	14,376	-	14,376
Deferred tax assets (liabilities)	$ (8,305)	$ (3,202)	$ -	$ (11,507)

NOTE 6: INCOME TAXES *(Continued)*

Income tax expense consisted of the following:

Current	$ 390,603
Deferred	3,202
Total	$ 393,805

Income tax expense differed from amounts computed by applying the U.S. Federal income tax rate of 34 percent to pretax income, as a result of the following:

Tax at U.S. statutory rate	$ 389,101
Expenses not deductible for tax	5,232
Adjustment to prior year provision	(528)
Total	393,805

NOTE 7: COMMITMENTS AND CONTINGENCIES

Operating Lease

International leases its office facility under a non-cancelable operating lease which expires on August 31, 2010. International accounts for lease incentives, free rent and lease build-out allowances provided by the lessor, as deferred rent which is amortized to earnings on a straight line bases over the life of the lease which is 66 months. Deferred rent incentives at December 31, 2006 were $64,804. Future minimum lease payments for this lease at December 31, 2006 are as follows:

Year Ending December 31,	
2007	$ 57,656
2008	59,109
2009	60,563
2010	40,698
2011	-
	$ 218,026

NOTE 7: COMMITMENTS AND CONTINGENCIES *(Continued)*

Rent expense for the year ended December 31, 2006 was $70,730.

Security transactions

In the normal course of business, International enters into securities short-sale transactions for its own account and for its clients as an agent. Since the securities subject to such transactions are not in International's possession, International is subject to risk of loss if it must acquire the securities on the open market at a price which exceeds the contract amount of the transaction. At December 31, 2006, International does not expect nonperformance by customers or counterparties.

International executes securities and futures transactions on behalf of its customers. If either the customer or the counterparty fails to perform, International may be required to discharge the obligation of the nonperforming party. In such circumstances, International may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction. International does not expect nonperformance by customers or counterparties.

International clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between International and the clearing brokers, the clearing brokers have the right to charge International for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge International has no maximum amount and applies to all trades executed through the clearing broker, International believes there is no maximum amount assignable to this right. At December 31, 2006, International has recorded liabilities with regard to the right. During 2006, International did not pay the clearing brokers any amounts related to these guarantees.

International's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, International has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 7: COMMITMENTS AND CONTINGENCIES *(Continued)*

Other

During the normal course of business, International enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. International's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against International that have not yet occurred. However, based on experience, International expects the risk of loss to be remote.

NOTE 8: CONCENTRATIONS

A portion of International's trading activities, as an agent, involve securities of companies domiciled in Mexico and South America. Consequently, the ability of International to maintain appropriate levels of trading activity in Mexican and South American securities and the value of such securities outstanding is impacted by economic and business conditions in Mexico and South America.

NOTE 9: SUBORDINATED LIABILITIES

International had no subordinated liabilities at any time during the year ended December 31, 2006. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2006.

SUPPLEMENTAL INFORMATION

EASLEY, ENDRES, PARKHILL
& BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

February 13, 2007

Board of Directors
GBM INTERNATIONAL, INC.
Houston, Texas

We have audited the accompanying financial statements of GBM INTERNATIONAL, INC. as of and for the year ended December 31, 2006, and have issued our report thereon dated February 13, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Easley, Endres, Parkhill
& Brackendorff, P.C.

1333 West Loop South
Suite 1400
Houston, TX 77027
Phone: 713.622.0016
Fax: 713.622.5527

GBM INTERNATIONAL, INC.

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

Net capital:	
Total stockholder's equity	1,721,432
Reductions and charges:	
Nonallowable assets:	
Property and equipment, net	107,070
Receivable from affiliates and employees	1,027,270
Petty cash	944
Other assets	43,598
Total nonallowable assets and charges, net	1,178,882
Net capital before haircuts on security positions	542,550
Haircuts on security positions	(4,019)
Net capital	538,531
Aggregate indebtedness	496,080
Percent of aggregate indebtedness to net capital	92%
Computation of basic net capital requirement	
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)	100,000
Excess net capital	438,531
Reconciliation with the Company's computation (included in Part II of Form X-17-A-5) as of December 31, 2006	
Net capital, as reported in Company's Part II (unaudited) Focus Report	589,675
Audit adjustments for federal income taxes and other	(51,144)
Net capital, per above	538,531

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by GBM International, Inc. and included in the Company's unaudited Part II A Focus report filing as of December 31, 2006.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because GBM International, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2006 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2006.

EASLEY, ENDRES, PARKHILL
& BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

February 13, 2007

Board of Directors
GBM INTERNATIONAL, INC.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of GBM INTERNATIONAL, INC. ("International") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of International's internal control. Accordingly, we do not express an pinion on the effectiveness of International's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by International including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because International does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by International in any of the following:

1. Making the quarterly securities examinations, accounts, verifications, and comparisons and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of International is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

1333 West Loop South
Suite 1400
Houston, TX 77027
Phone: 713.622.0016
Fax: 713.622.5527

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Easley, Endres, Parkhill & Brackendorff, P.C.

END